UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                             MetaSource Group, Inc.
_______________________________________________________________________________

                                (Name of Issuer)
                                  Common Stock
_______________________________________________________________________________
                         (Title of Class of Securities)
                                   59139R-10-0

_______________________________________________________________________________

                                 (CUSIP Number)
                Michael Muellerleile, 4100 Newport Place Street,
                       Suite 830, Newport Beach, CA 92660
                                 (949) 250-8655
_______________________________________________________________________________

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                  July 12, 2002

_______________________________________________________________________________

             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
         Seess.240.13d-7 for other parties to whom copies are to be sent.


         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   59139R 10-0
-----------

_______________________________________________________________________________

                  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Greater China
                                                          ---------------------
                        Technology, Inc.
                        ------------------------------------------------------
_______________________________________________________________________________

                  2. Check the Appropriate Box if a Member of a Group (See Instructions)

                      (a)
                         ------------------------------------------------------
                      (b)
                         ------------------------------------------------------
_______________________________________________________________________________

                 3.        SEC Use Only
                                       ----------------------------------------
_______________________________________________________________________________

                  4.    Source of Funds (See Instructions) Shares of Issuer were
                                                           ---------------------
                        acquired in exchange for shares of MetaSource Systems,
                        --------------------------------------------------------
                        Inc. which were received in exchange for services
                        --------------------------------------------------------
                        rendered to MetaSource Systems, Inc.
                        --------------------------------------------------------
_______________________________________________________________________________

                  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                                      -------------------------
_______________________________________________________________________________

                  6.    Citizenship or Place of Organization Bahamas
                                                            -------------------
_______________________________________________________________________________

Number of        7.     Sole Voting Power     1,000,000
                                            -----------------------------------
Shares ________________________________________________________________________

Beneficially     8.     Shared Voting Power   0
                                            -----------------------------------
Owned by_______________________________________________________________________

Each             9.     Sole Dispositive Power   1,000,000
                                                -------------------------------
Reporting ______________________________________________________________________

Person           10.       Shares Dispositive Power   0
                                                    ---------------------------
With
_______________________________________________________________________________

                 11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000
                                -----------------------------------------------
_______________________________________________________________________________

                 12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                         ----------------------
_______________________________________________________________________________

                 13.    Percent of Class Represented by Amount in Row (11)
                        5.85%
                        -------------------------------------------------------
_______________________________________________________________________________

                 14.    Type of Reporting Person (See Instructions)
                        CO
                        -------------------------------------------------------

Item 1.  Security and Issuer
----------------------------

This statement relates to shares of the common stock, $.001 par value of MetaSource Group, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 40 Exchange Place, Suite 1607, New York, NY 10005.

Item 2.  Identity and Background
--------------------------------

(a)   Name:                                  Greater China Technology, Inc.

(b)   Business Address:                      40 Exchange Place, Suite 1607
                                             New York, NY 10005

(c)   Present Principal Occupation:          Computer programming services and
                                             sales of computer-related products

(d)   Disclosure of Criminal Proceedings:    n/a

(e)   Disclosure of Civil Proceedings:       Greater China  Technology,  Inc.
                                             has not been subject to any
                                             judgment,  decree or final order
                                             enjoining violations of or
                                             prohibiting or mandating activities
                                             subject to federal or state
                                             securities laws or finding any
                                             violations with respect to such
                                             laws.

(f)   Citizenship:                           Greater China Technology, Inc. is
                                             a Bahamian corporation.


Item 3. Source and Amount of Funds or Other Consideration
---------------------------------------------------------

Greater China Technology, Inc. received 1,000,000 shares in exchange for 1,000,000 shares of MetaSource Systems, Inc., which merged with MetaSource Acquisition Corp., the wholly-owned subsidiary of the Issuer.

Item 4.  Purpose of Transaction
-------------------------------

Greater China Technology, Inc. acquired 1,000,000 shares in exchange for 1,000,000 shares of MetaSource Systems, Inc., which merged with MetaSource Acquisition Corp., the wholly-owned subsidiary of the Issuer.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

Greater China Technology, Inc. beneficially owns a total of 1,000,000 shares of the Issuer's common stock as follows:

(a) Greater China Technology, Inc. directly owns 1,000,000 shares of the Issuer's common stock which comprises 5.85% of the Issuer's total issued and outstanding shares.

(b) Greater China Technology, Inc. has sole voting and dispositive power as to the 1,000,000 shares it owns directly.

(c)    None.

(d)    Not Applicable.

(e)    Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
 ------------------------------------------------------------------------------

None.

Item 7.  Material to Be Filed as Exhibits
-----------------------------------------

None.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 22, 2002
-------------------------------------------------------------
Date

/s/ Courtney Smith
-------------------------------------------------------------
Courtney Smith, President, Greater China Technology, Inc.


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.




            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)